Exhibit 99.1

Date:	Thursday, August 1, 2019	***News Release***

Contact:	Melissa Shaw
3Rivers Marketing Director
Phone:	(260) 417-2163
Email:	mshaw@trfcu.org

Contact:	Robin Henry
Executive Vice President/Chief Human Resource Officer
Phone:	(765) 598-5009
Email:	rhenry@westendbank.com

For Immediate Release

3Rivers Federal Credit Union and West End Bank S.B. Announce Strategic Acquisition

Fort Wayne, Indiana and Richmond, Indiana —Three Rivers Federal Credit Union (“3Rivers”), and West End Indiana Bancshares, Inc. (“West End Indiana Bancshares”) (OTC: WEIN), the holding company of West End Bank S.B. (“West End Bank”), announced today that they have signed a definitive purchase and assumption agreement whereby 3Rivers, headquartered in Fort Wayne, Indiana, will acquire the assets and assume the liabilities of West End Bank, headquartered in Richmond, Indiana, in an all-cash transaction. Following the completion of this transaction, West End Indiana Bancshares and West End Bank will settle their remaining obligations and distribute their remaining cash to the West End Indiana Bancshares stockholders. West End Bank operates four bank branches in Richmond, Liberty and Hagerstown, Indiana and had approximately $298.8 million in assets, and 24,000 customers as of March 31, 2019. 3Rivers currently operates 16 branches in a seven-county area in northeast Indiana and northwest Ohio, and has 82,000 members. This strategic acquisition will increase 3Rivers’ total number of branches to 20, members to 106,000, over 400 employees and total assets to approximately $1.4 billion.

West End Indiana Bancshares was created in connection with the 2012 conversion of West End Bank’s prior federal mutual holding company from the mutual to the stock form. As a part of such conversion, a liquidation account was created for the benefit of certain depositors of West End Bank. Since the sale of assets and liabilities to a credit union by an institution which had converted from mutual to stock form under the current federal rules has not yet been implemented by any other institution, there are certain uncertainties associated with the treatment of the liquidation account. As a result, we cannot predict at this time whether the organization will be required to distribute the remaining liquidation account to certain depositors of West End Bank, the amount of any such distribution, and the ultimate impact of any required payments on the amount of cash to be received by West End Indiana Bancshares stockholders in this transaction.

Under the terms of the purchase and assumption agreement, West End Bancshares estimates that its stockholders will receive between $34.91 and $36.81 in cash consideration for each share of West End Indiana Bancshares common stock (the “per share consideration”) they own. The amount of the per share consideration is subject to substantial variation based on, among other things, significant uncertainties with respect to the treatment of and costs associated with the liquidation account, West End Bank’s equity at closing, the amount of corporate level taxation of such transaction, the amount of cash held by West End Indiana Bancshares at closing, costs related to the dissolution of West End Bank and West End Indiana Bancshares and the distribution of the remaining assets to stockholders and future operating results. Other factors that may cause a reduction in the per share consideration include, among others, costs associated with employee compensation and benefit arrangements and any West End Bank environmental problems with remediation costs over a threshold amount. Accordingly, investors should not assume that the ultimate consideration distributed to stockholders will be within the range set forth above.

The transaction has been unanimously approved by the board of directors of both institutions and is expected to close in the first quarter of 2020, subject to customary closing conditions, the approval of West End Indiana Bancshares’s stockholders, West End Bank’s depositors (if required) and regulatory approvals. The distribution of cash to West End Indiana Bancshares, Inc. stockholders is expected to occur within several months after completion of the sale of assets to 3Rivers.

West End Bank has served its community since 1894. All 4 banking locations will operate as branches of 3Rivers after the sale is finalized. West End Bank customers will become members of 3Rivers with full access to the credit union’s wide array of products and services as well as its larger lending limit.

“We are excited to announce the acquisition of West End Bank. We look forward to being a part of the Wayne and Union County communities and welcoming their customers and employees into the 3Rivers family,” said Don Cates, 3Rivers’ President and CEO. “This acquisition will allow us to expand our footprint to serve more people and communities in Indiana, and it will result in expanded product, service and technology offerings for West End Bank’s customers as well. We look forward to getting to know and investing in Wayne and Union Counties, as we begin the transition process. We mutually feel that this is an ideal fit, as we are both deeply engaged in the communities we serve, have a strong organizational culture, and a sincere care for our members’ and customers’ financial wellness. Additionally, we are committed to working closely together with our West End Bank partners to work towards as smooth a transition as possible.”

“We are thrilled about our new partnership with 3Rivers Federal Credit Union because of the expanded opportunities it brings to our customers, our employees, and our communities,” said Timothy Frame, President & CEO of West End Bank. “3Rivers is a proven leader in providing the highest level of financial services, while also sharing our commitment to strong community support.

“The Board of Directors of West End Bank and West End Indiana Bancshares (WEIN) are excited and pleased with this combination with 3Rivers Federal Credit Union. We believe it continues our commitment to enhance shareholder value. In addition, it will provide a myriad of opportunities to our employees, customers, and the communities that we serve today,” said John McBride, Chairman of the Board of West End Bank and West End Indiana Bancshares.

Additional Information:

In connection with the proposed merger, West End Indiana Bancshares will provide its stockholders with a proxy statement and other relevant documents concerning the proposed transaction.  Stockholders of West End Indiana Bancshares are urged to read the proxy statement and other relevant documents and any amendments or supplements to those documents, because they will contain important information which should be considered before making any decision regarding the transaction. Stockholders of West End Indiana Bancshares will be able to obtain a copy of the proxy statement, and any other relevant documents, without charge, when they become available, at the Securities and Exchange Commission website (www.sec.gov), on the West End Indiana Bancshares website (ir.westendbank.com) or by directing a request to:

Robin Henry

Executive Vice President/Chief Human Resource Officer

West End Indiana Bancshares, Inc.

34 South 7th Street

Richmond, Indiana 47374

The information available through West End Indiana Bancshares’ website is not and shall not be deemed part of this press release or incorporated by reference into other filings that West End Indiana Bancshares makes with the Securities and Exchange Commission.

West End Indiana Bancshares and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of West End Indiana Bancshares in connection with the proposed transaction.  Information about the directors and executive officers of West End Indiana Bancshares is set forth in West End Indiana Bancshares’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2019, and in the proxy statement for West End Indiana Bancshares’s 2019 Annual meeting of stockholders, as filed with the Securities and Exchange Commission on April 18, 2019.  Additional information regarding the interests of these participants and any other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

West End Indiana Bancshares, Inc. and West End Bank S.B. are being represented in this transaction by Luse Gorman, PC and Keefe, Bruyette and Woods. 3Rivers is being represented by Howard and Howard, PLLC.

About 3Rivers:

Since 1935, 3Rivers Federal Credit Union has been empowering their community to achieve financial wellness by offering personalized service, tools, and education. The member-owned, not-for-profit cooperative has $1.1 billion in assets, more than 80,000 members, 16 branches, and over 340 employees. 3Rivers offers a wide range of financial solutions, in addition to trustworthy, lifelong guidance and relationships. For more information, visit 3riversfcu.org.

About West End Bank S.B.:

West End Bank, S.B. is an Indiana-chartered savings bank headquartered in Richmond, Indiana. West End Bank, S.B. was organized in 1894 under the name West End Building and Loan Association and has operated continuously in Richmond, Indiana since its founding. West End Bank has 4 branch locations which consist of two in Richmond, one in Hagerstown, Indiana and one in Liberty, Indiana. In addition to the four full-service locations, West End Bank also hosts limited service branches in schools within Richmond Community Schools. West End Bank also have a limited service branch and ATM located within Richmond High School. This student-operated branch is available to students and faculty of RCS twice a week. At March 31, 2019, West End Bank had total assets of $ $298.8 million and has 82 employees.

About West End Indiana Bancshares, Inc:

West End Indiana Bancshares, Inc. became the holding company for West End Bank, S.B. upon consummation of the mutual to stock conversion of West End Bank, MHC, the Bank’s former mutual holding company on January 10, 2012. Other than owning the Bank and making a loan to the Bank’s employee stock ownership plan, the Company has engaged in no material operations to date.

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements include statements regarding the anticipated closing date of the transaction and anticipated future plans and expectations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the transaction, uncertainties regarding the proper treatment and calculation of the liquidation account, corporate level tax expenses, transaction expenses, additions to West End Bank’s allowance for loan losses, difficulties in integrating West End Bank into 3Rivers, legislative and regulatory changes that adversely affect the business in which 3Rivers and West End Bank are engaged, changes in the securities markets and other risks and uncertainties. Except as required by law, none of 3Rivers, West End Bank or West End Indiana Bancshares undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.